William Murray
Optimum Project Services Ltd.
6640 Gibbons Drive
Richmond, BC
V7C 2E1

Tel: 604-551-7505

email: wmurray@polymetmining.com

CONSENT OF QUALIFIED PERSON

October 31, 2012

TO:

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, William Murray of Richmond, BC, do hereby consent to the public filing of the technical report titled "Updated NI 43-101Technical Report on the NorthMet Deposit Minnesota, USA" of PolyMet Mining Corp. dated effective October 12, 2012 (the "Technical Report") and any extracts from or a summary of the Technical Report in the news release that is dated November 1, 2012 of PolyMet Mining Corp. (the "Press Release"), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and the Press Release and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Press Release contains any misrepresentation of the information contained in the Technical Report.

Dated this 31st day of October 2012.

William Murray P.Eng.

PROFESSIONAL PROVINCE OF W. MURRAY BRITISH COLUMBIA ENGINEER